UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                              VitroTech Corporation
                          (fka Star Computing Limited)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   92851M 10 8
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                                 (CUSIP Number)

                                Glenn Easterbrook
                       Hi-Tech Environmental Products, LLC
                         5 Hutton Centre Dr., Suite 700
                           Santa Ana, California 92707
                                 (714) 708-4700
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 17, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  92851M 10 8                                       13D
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      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Hi-Tech Environmental Products, LLC   88-0392094
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)    |_|
                                                                (b)    |X|
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      3        SEC USE ONLY
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      4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
               OO
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      5        CHECK IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                         |_|
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.
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                             7     SOLE VOTING POWER                      0
NUMBER OF SHARES          ------------------------------------------------------
BENEFICIALLY OWNED BY        8     SHARED VOTING POWER                    0
EACH REPORTING PERSON     ------------------------------------------------------
WITH                         9     SOLE DISPOSIVITE POWER                 0
                          ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER               0
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                                 |_|
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        0%
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     14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO
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                                       2

* This Amendment No. 2 to Schedule 13D dated August 17, 2004 is filed to reflect the distribution of all shares of VitroTech Corporation common stock held by Hi-Tech Environmental Products, LLC to the members of Hi-Tech and the corresponding termination of Hi-Tech's obligations to file reports on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock (the "Stock") of VitroTech Corporation (fka Star Computing Limited), a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5 Hutton Centre Dr., Suite 700, Santa Ana, California 92707.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being jointly filed by Hi-Tech Environmental Products, LLC, a Nevada limited liability company ("Hi-Tech").

(b) The address of the principal business and principal office of Hi-Tech is 5 Hutton Centre Dr., Suite 700, Santa Ana, CA 92707.

(c) The principal business of Hi-Tech is investing in and developing businesses.

(d) During the past five years, Hi-Tech has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Hi-Tech was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Hi-Tech acquired 15,000,000 shares of Common Stock from Issuer on February 3, 2004. Hi-Tech paid for the shares by exchanging all of its membership interest in VitroCo Materials, LLC, a Nevada limited liability company, which was its wholly owned subsidiary ("VitroCo"). No part of the purchase price was represented by borrowed funds. This transaction was part of a transaction pursuant to which Hi-Tech and Elgin Investments, LLC, a Delaware limited liability company, acquired control of Issuer.

On March 8, 2004, Issuer effected a 4-for-1 stock split increasing the shares held by Hi-Tech to 60,000,000.

On August 17, 2004, Hi-Tech distributed to its members all shares of common stock of the Issuer held by Hi-Tech.

ITEM 4. PURPOSE OF TRANSACTION.

On August 17, 2004, Hi-Tech distributed to its members all shares of common stock of Issuer held by Hi-Tech.

Hi-Tech presently has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of the date hereof, Hi-Tech holds no shares of Issuer's common stock.

(c)   See Item 3 above.

(d)   NA

(e) Hi-Tech ceased to be a five percent shareholder of the Issuer on August 17, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Joint Filing Agreement between Hi-Tech Environmental Products, LLC, James Kangas and Glenn Easterbrook (incorporated by reference to Exhibit A to Amendment No. 1 to
                  Schedule 13D dated March 8, 2004)

                                    SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 20, 2004              HI-TECH ENVIRONMENTAL PRODUCTS, LLC

                                       By: /s/ James A. Kangas
                                           James A. Kangas,
                                           Chairman Manager

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D(including any and all amendments thereto) with respect to the shares of common stock of beneficial interest of VitroTech Corporation and further agree that this Joint Filing Agreement (this "Agreement") be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.

      This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed an original and all of which together shall constitute on end the same instrument.

                                              HI-TECH ENVIRONMENTAL
                                              PRODUCTS, LLC


April 9, 2004                          By:    /s/ James Kangas
                                              ----------------------------------
                                       Name:  James Kangas
                                       Title: Chairman Manager

                                              JAMES KANGAS


April 9, 2004                                 /s/ James Kangas
                                              ----------------------------------
                                              James Kangas

                                              GLENN EASTERBROOK


April 9, 2004                                 /s/ Glenn Easterbrook
                                              ----------------------------------
                                              Glenn Easterbrook